December 14, 2005

VIA EDGAR AND HAND DELIVERY

Daniel F. Duchovny, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Specialty Laboratories, Inc. Preliminary Schedule 14A Filed November 4, 2005 File No. 000-16217
Schedule 13E-3 Filed November 4, 2005 File No. 005-60901

Dear Mr. Duchovny:

        On behalf of Specialty Laboratories, Inc. ("Specialty"), set forth below are responses to the comments of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") that appeared in your letter, dated December 6, 2005, with respect to the filings referenced above. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, AmeriPath, Inc. ("AmeriPath") regarding the Staff's comments relating to AmeriPath. For the Staff's convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response.

        With this letter, Specialty is filing Amendment No. 1 (''Proxy Amendment No. 1") to its Preliminary Schedule 14A (the "Proxy Statement") and Amendment No. 1 ("13E-3 Amendment No. 1") to its Schedule 13E-3 ("Schedule 13E-3"). We are providing supplementally to the Staff six copies of versions of the Proxy Amendment No. 1 and the 13E-3 Amendment No. 1 that have been marked to show changes since the initial filing of the Proxy Statement and Schedule 13E-3 on November 4, 2005. All page references in the responses set forth below are to the pages of the Proxy Amendment No. 1. Terms not otherwise defined in this letter shall have the meanings set forth in the Proxy Amendment No. 1. In addition, in connection with these filings, each filing person has provided, in writing, an acknowledgement statement substantially in the form as set forth in your letter dated December 6, 2005.

Preliminary Schedule 14A

General

1.
Please fill in the blanks in your document.

  Response:    In response to the Staff's comment, the blanks in the document have been filled in, to the extent possible at this time. All remaining blanks will be filled in prior to filing the definitive proxy statement and mailing to shareholders.

Summary term sheet, page 1

2.
Disclose in the subsection "Interests of Certain Persons in the Merger" the names of the officers and directors who may receive severance payments upon the consummation of the merger and the amounts of those payments.

  Response:    In response to the Staff's comment, disclosure has been added on page 5 and in other analogous places in the document to reflect the Staff's comment.

3.
Explain who is Lexington Corporate Properties and the significance of it being the beneficiary in your letter of credit with JPMorgan Chase Bank.

  Response:    The facility lease in Valencia, California required Specialty to post a security deposit in the form of a letter of credit in connection with the lease agreement. Lexington Corporate Properties, a real estate investment trust, created Lexington Lion Clarita L.P., the entity that is the landlord of the Valencia facility.

Special Factors

4.
Please describe all material alternatives considered. See Rule 1013 (b) of Regulation M-A.

  Response:    In response to the Staff's comment, please see the response to comment 5 below, which describes all material alternatives considered.

Background of the Merger, page 20

5.
Please expand your disclosure to describe the negotiations for alternative transactions mentioned on page 28 and disclose why those negotiations did not result in firm offers.

  Response:    In response to the Staff's comment, disclosure has been added on page 20 to reflect the Staff's comment.

Recommendation of the Special Committee and the Board of Directors

Reasons for the Special Committee's Determination, page 27

6.
We note your indication that the special committee "considered" JPMorgan's fairness opinion in reaching its fairness determination. If the special committee has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor's report will not be sufficient. Please revise accordingly.

  Response:    In response to the Staff's comment, disclosure has been added on page 28 to state that the special committee has expressly adopted the opinion and related financial presentation of JPMorgan in the special committee's fairness determination.

7.
On a related matter, we note, in the second bullet point on page 27, that the special committee considered JPMorgan's opinion with respect to Specialty security holders other than the continuing investors and their affiliates. We also note that there appear to be other security holders affiliated with Specialty, besides the continuing investors and their affiliates. Explain how the special committee and the board of directors were able to arrive at their determination of fairness in light of the fact that JPMorgan's opinion is not qualified as to "unaffiliated" security holders. Please revise throughout the document, as necessary.

  Response:    In response to the Staff's comment, disclosure has been added on pages 28 and 32 to reflect the Staff's comment.

8.
Refer to the seventh full bullet point on page 29. Disclose the range of termination fees in other public company merger transactions considered by the special committee.

  Response:    In response to the Staff's comment, disclosure has been added on page 30 to state that the special committee considered the range of termination fees in other public company merger transactions. The specific range of termination fees considered by the special committee has not been disclosed because it constituted advice of counsel.

9.
Refer to the second bullet point on page 30. Explain how the specific agreement wording described was a negative factor considered by the special committee.

  Response:    In response to the Staff's comment, disclosure has been added on page 31 to reflect the Staff's comment.

Opinion of Financial Advisor to the Board, page 31

10.
Please include a statement responsive to Item 1015(c) of Regulation M-A section of the proxy statement.

  Response:    In response to the Staff's comment, a statement responsive to Item 1015(c) of Regulation M-A has been added on page 33.

Historical Price Analysis, page 33

11.
Revise your disclosure for this and all analyses to explain how the results obtained in each analysis support the fairness opinion provided by JPMorgan.

  Response:    The Historical Stock Price Analysis provides factual information regarding the trading prices of Specialty common stock. The summary of the Historical Stock Price Analysis notes that ninety-five percent of the trading of Specialty common stock in the one year period ending on September 26, 2005 was below the merger consideration of $13.25. The summary of this analysis in the September 28, 2005 JPMorgan presentation to the Specialty board and the special committee did not contain any comparative information for other situations and was provided to the Specialty board and the special committee for factual context. The Historical Stock Price Analysis is not a calculation of an implied valuation and is not in the "implied valuation" section of the September 28, 2005 JPMorgan presentation.

  Although JPMorgan's analyses must be considered as a whole, Specialty has revised the disclosure with respect to the summary of each other analysis to clarify the results of each analysis as compared to the merger consideration of $13.25.

Comparison of Trading Multiples, page 34

12.
We note JPMorgan selected three companies comparable to Specialty. Disclose whether there were other comparable companies and, if so, what criteria JPMorgan used in selecting the companies it used in its analysis.

  Response:    In response to the Staff's comment, disclosure has been added on page 36 to reflect the Staff's comment.

13.
For each analysis, disclose the data underlying the results presented. For example, (i) in this analysis, provide the data from the three comparable companies which resulted in the ratios presented on page 34; and, (ii) in the Selected Historical Transactions Multiples Analysis, disclose the transaction data that resulted in the multiples presented on page 36.

  Response:    With the exception of the enterprise value of each of the comparable companies, the data underlying the results presented in the summary of the Comparison of Trading Multiples analysis was not included in the September 28, 2005 JPMorgan presentation to the Specialty board and the special committee and therefore would be inappropriate to include in the summary of JPMorgan's fairness analyses. Although Specialty could include the enterprise value information in the summary of JPMorgan's fairness analyses, Specialty believes such information is not necessary for the reader of the Proxy Statement to understand the results presented and the inclusion of such information may confuse the reader.

  Likewise, the data underlying the results presented in the summary of Selected Historical Transaction Multiples Analysis was not included in the September 28, 2005 JPMorgan presentation and therefore would be inappropriate to include in the summary of JPMorgan's fairness analyses. The summary of the Historical Stock Price Analysis includes the stock price data upon which the premium was calculated.

14.
Explain technical terms, such as "run rate of business."

  Response:    In response to the Staff's comment, the disclosure under "Special Factors—Opinion of the Financial Advisor to the Board" has been revised to reflect the Staff's comment.

15.
Revise your disclosure to show how JPMorgan arrived at the implied range of equity values from the results presented in the preceding tables in this section.

  Response:    In response to the Staff's comment, the disclosure on pages 35-37 has been revised to reflect the Staff's comment. Upon reflection, the calculations of the enterprise value of Specialty and the related multiples and EBITDA margin calculations under Case 1 and Case 2, in each case, based upon the $13.25 merger consideration, have been moved to the summary of Historical Stock Price Analysis and Transaction Economics. Such calculations were provided to the Specialty board and the special committee for context and do not represent implied valuations. Such calculations are not in the "implied valuation" section of the September 28, 2005 JPMorgan presentation.

Selected Historical Transactions Multiples Analysis, page 36

16.
Explain why JPMorgan selected a range of multiples of estimated revenue instead of using the range resulting from its analysis.

  Response:    In response to the Staff's comment, disclosure has been added on page 38 to reflect the Staff's comment. As set forth in the revised disclosure, JPMorgan selected a range of multiples of estimated revenue based on various characteristics of the selected companies as compared with Specialty, other factors (such as industry performance and general business, economic, market and financial conditions) and JPMorgan's experience and judgment (and not based solely on the results of mathematical analyses).

Discounted cash flow analysis, page 36

17.
Please explain how JPMorgan determined that the selected cost of capital rates and terminal revenue growth rates were the appropriate rates for this analysis. Disclose the industry averages.

  Response:    In response to the Staff's comment, disclosure on page 39 regarding the cost of capital rates and the terminal revenue growth rates has been revised to reflect the Staff's comment. Information regarding industry averages was not included in the September 28, 2005 JPMorgan presentation to the Specialty board and the special committee and therefore Specialty believes it would be inappropriate to include in the summary of JPMorgan's fairness analyses.

18.
Please disclose the compensation paid to JPMorgan by Specialty and by Welsh Carson and its affiliates during the past two years. See Item 1015(b)(4) of Regulation M-A.

  Response:    In response to the Staff's comment, disclosure has been added on page 40 to reflect the Staff's comment.

Interests of Certain Persons in the Merger, page 46

19.
Please describe the terms of the change of control agreements disclosed on page 47, name the persons with whom you have entered into the agreements, and disclose the payment due in the event the agreement provisions are triggered.

  Response:    In response to the Staff's comment, disclosure has been added on page 49 to reflect the Staff's comment.

Merger Financing, page 49

20.
With respect to the senior secured credit facilities, please explain whether any particular credit ratings must be obtained from S&P or Moody's. Also, disclose the current status of the conditions listed on pages 51-52. Has any condition failed or been achieved yet? Finally, please provide the disclosure required by Item 1007(d)(2) of Regulation M-A.

  Response:    In response to the Staff's comment, the requested disclosure has been made on page 54. With respect to the credit ratings, AmeriPath supplementally informs the Staff that the senior debt commitment letter does not require any particular rating, just that a rating be obtained from Standard & Poor's and Moody's Investors Service at least 30 days prior to the closing of the merger. Since such ratings have already been obtained, Specialty has removed language indicating that this is a condition to the financing.

Federal Regulatory Matters, page 52

21.
Please update your disclosure in this section. As applicable, please apply this comment to the rest of the proxy statement, including, for example, the litigation disclosure on page 58.

  Response:    In response to the Staff's comment, the disclosures on pages 8 and 54 with respect to federal regulatory matters and the disclosures on pages 11 and 60 with respect to litigation matters have been updated.

Selected Historical Financial Information, page 92

22.
Please provide the information required by Item 1010(c)(2)-(4) of Regulation M-A. Also, update your disclosure to include the financial information as of September 30, 2005. Finally, tell us why you have determined that the pro forma information required by Item 1010(b) of Regulation M-A is not material.

  Response:    With respect to the Staff's comment regarding Item 1010(c)(2) of Regulation M-A, Specialty does not have any income from discontinued operations. As a result, there is no separate line item for income from continuing operations or per share income from continuing operations. The historical financial information on page 94 has been revised to reflect the foregoing.

  With respect to the Staff's comment regarding Item 1010(c)(3) of Regulation M-A, the basic and diluted net income per share information is provided as separate line items titled "Income (loss) per share—Basic" and "Income (loss) per share—Diluted" on page 94.

  With respect to the Staff's comment regarding Item 1010(c)(4) of Regulation M-A, Specialty notes that it generated net losses from operations during each of the applicable periods, and that a ratio of earnings to fixed charges would therefore not be meaningful. In response to the Staff's comment, Specialty has disclosed the dollar amount of the deficiency.

  In response to the Staff's comment regarding updating the financial information as of September 30, 2005, the disclosure on page 94 has been updated.

  With respect to the Staff's comment regarding Item 1010(b) of Regulation M-A, the filing persons believe the pro forma information required by such section is not material to the investment decision of the stockholders of Specialty (other than the continuing investors) because such stockholders will receive only cash consideration pursuant to the merger and will no longer be stockholders of the combined companies upon the completion of the merger.

Security Ownership of Certain Beneficial Owners and Management, page 95

23.
Please explain the meaning of the "PS Plan" as disclosed in footnote 1 to the table on page 95.

  Response:    In response to the Staff's comment, the disclosure in footnote 1 on page 98 has been revised to reflect the Staff's comment.

24.
Please provide beneficial ownership information for the shares held by Brown Capital Management, Pequot Capital Management, Bridger Management, and Heartland Advisors.

  Response:    In response to the Staff's comment, the disclosure in footnotes 4, 5 and 6 on page 98 has been revised to reflect the Staff's comment. Heartland Advisors, Inc. has not yet filed a Schedule 13G with respect to its ownership of Specialty common stock and, as a result, beneficial ownership information for Heartland Advisors, Inc. is not available.

Where Stockholders Can Find More Information, page 105

25.
Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Also, note that our regional offices are no longer open to the public.

  Response:    In response to the Staff's comment, the address of the SEC on page 108 has been updated and reference to the regional offices has been deleted to reflect the Staff's comment.

26.
Refer to the third paragraph in this section. Note that Schedule 14A does not specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

  Response:    In response to the Staff's comment, references to forward incorporation on page 108 have been deleted.

*    *    *    *    *

        Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 326-2015.

Sincerely,
Spencer D. Klein
cc:	Nicholas Simmons, Esq.
Specialty Laboratories, Inc.
AmeriPath Group Holdings, Inc.
AmeriPath Holdings, Inc.
AmeriPath, Inc.
Welsh, Carson, Anderson & Stowe IX, L.P.
WCAS IX Associates LLC
Specialty Family Limited Partnership
James B. Peter
Deborah A. Estes